September 26, 2022

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Kevin Stertzel

Re:  YETI Holdings, Inc.

Form 10-K for Fiscal Year Ended January 1, 2022

Filed February 28, 2022

File No. 001-38713

Dear Mr. Stertzel:

On behalf of YETI Holdings, Inc. (“YETI” “us,” “we” or “our”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated September 14, 2022, relating to the above-referenced filing. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed this with YETI’s response thereto.

Form 10-K for Fiscal Year Ended January 1, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations Components of Our Results of Operations

Gross profit, page 32

We note your disclosure which states your DTC channel generally generates higher gross margins than your wholesale channel. We further note your statements regarding your 2nd fiscal quarter of 2022, where growth in net sales from your wholesale channel outpaced your DTC channels as compared to the same period last year. As your gross margin rate decreased from 58.5% to 52.2% from the prior year quarter, please explain to us and revise to disclose how gross profit was impacted from the the shift to lower margin sales from the wholesale channel relative to sales from the DTC channel. Refer to Item 303(b)(2)(ii) of Regulation S-K for guidance.

Response:

The Company respectfully acknowledges the Staff’s comment and, in future filings, the Company will further clarify and enhance its channel mix shift disclosures as it relates to gross profit and gross margin rate. For example, the enhanced disclosures on page 16 of our Form 10-Q for the three months ended July 2, 2022 (“Second Fiscal Quarter of 2022”) would be as follows (added text is displayed as bold and underlined, deleted text is displayed as a strike-through):

“Gross profit increased $10.0 million, or 5%, to $219.1 million, compared to $209.1 million in the prior year quarter. Gross margin rate decreased 630 basis points to 52.2% from 58.5% in the prior year quarter. The decrease in gross margin rate was primarily driven by:

●	higher inbound freight rates, which unfavorably impacted gross margin by 630 basis points;

●	higher product costs, which unfavorably impacted gross margin by 150 basis points;

●	the unfavorable impact of foreign currency exchange rates, which negatively impacted gross margin by 70 basis points; and

●	an unfavorable channel ~~sales~~ mix shift to wholesale channel net sales, which negatively impacted gross margin by 40 basis points.

These decreases were partially offset by 170 basis points from price increases and 90 basis points from other impacts.”

Going forward, we will continue to evaluate whether any known trends or uncertainties with respect to channel mix have had or are reasonably likely to have a favorable or unfavorable impact on the Company’s results of operations, including gross profit and gross margin rates, and we will add disclosures as necessary in accordance with Item 303(b)(2)(ii) of Regulation S-K.

We appreciate the Staff’s comments and request the Staff to contact Robert T. Plesnarski, of O’Melveny & Myers LLP, at (202) 383-5149 with any questions regarding this letter.

Sincerely yours,
/s/ Paul C. Carbone
Paul C. Carbone
Senior Vice President and
Chief Financial Officer

cc:   Jean Yu, United States Securities and Exchange Commission

Bryan C. Barksdale, Senior Vice President, General Counsel and Secretary

Robert T. Plesnarski, O’Melveny & Myers LLP

Shelly A. Heyduk, O’Melveny & Myers LLP